

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 3, 2009

<u>Via U.S. Mail</u>

Mr. Kelvyn H. Cullimore, Jr.
Chief Executive Officer
Dynatronics Corporation
7030 Park Centre Drive
Salt Lake City, UT   84121

  Re: Dynatronics Corporation
    Form 10-KSB for the fiscal year ended June 30, 2008
    File No. 000-12697

Dear Mr. Cullimore:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief